Exhibit (k)(6)

FORM OF JOINT LIABILITY INSURANCE AGREEMENT

AGREEMENT dated the [      ] day of [      ], 2024 among Privacore PCAAM Alternative Growth Fund and Privacore PCAAM Alternative Income Fund (each a “Fund”, and together, the “Funds”) and Privacore Capital Advisor, LLC (the “Adviser”, collectively with the Funds, the “Parties” and individually, a “Party”).

WHEREAS, each Fund is a management investment company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, each Fund is an affiliate of the Adviser under the 1940 Act;

WHEREAS, Rule 17d-1(d)(7) under the 1940 Act permits joint arrangements regarding liability insurance policies between registered investment companies and their affiliates provided certain conditions are met; and

WHEREAS, a majority of the Board of Trustees of each Fund (including a majority of the trustees who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act) has given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of the [Joint Trustees’ and Officers’ Errors and Omissions Insurance Policy, including Side [B] coverage]] (the “Policy”) and (i) has approved the terms and amount of the Policy and the participation of each Fund in the Policy as being in the best interests of each Fund, and (ii) has determined that the allocation of the premium for the Policy as set forth herein (which is based on information obtained from the underwriters regarding each Party’s proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the Parties) is fair and reasonable to the Funds.

NOW, THEREFORE in consideration of the mutual covenants contained herein, the Parties hereby agree:

1. Joint Policy. To insure the Parties and their respective trustees, executives, officers and employees against their errors or omissions, the Parties have obtained and maintain a Policy issued by [INSURER] [(the “Insurer”)] [, including Side B coverage through [INSURER (the “Insurers”)]], pursuant to which they are each insured under the Policy.

2. Limits of Liability. The limit of the Insurer’s liability under the Policy shall not be less than an amount approved by each Fund’s Board of Trustees.

3. Ratable Allocation of Premium. So long as each Fund continues to operate as an investment company, each Party agrees to pay fifty percent (50%) of the total premium due under the Policy.

4. Allocation of Recoveries and Deductibles.

(i) The term “Loss” shall mean any Loss (as such term or similar term is defined in the Policy) for which payment is made under the Policy by the Insurer on behalf of the Parties, or their respective trustees/directors, executives, officers or employees, or for which payment would have been made by the Insurer under the Policy if the limits of the Insurer’s liability under the Policy had not been exceeded. The term “Recovery” shall mean the aggregate amount paid by the Insurer on behalf of the Funds (or their respective directors, executives, officers or employees) in respect of a Loss.

(ii) Subject to the next sentence, if a Party sustains a Loss as a result of one or more claims made during a single annual coverage period for which a Recovery is received under the Policy, such Party shall receive an amount equal to the actual Loss. If a Recovery is less than the amount required to indemnify fully the Parties sustaining a related Loss, then the Recovery shall be allocated among the Parties which have not been fully indemnified for their Losses in the same proportion as their premiums bear to one another.

(iii) In each case of Loss, the applicable deductible under the Policy will be allocated among the Parties in proportion to the relative share of Recovery received by each Party.

5. Claims and Settlements. Each Party shall file a copy of this Agreement with the Insurer as part of any claim under the Policy and shall, at the time of making of any claim under the Policy, provide the other Party with written notice of the amount and nature of such claim. Each Party shall provide to the other Party forthwith written notice of the terms of settlement of any claim made under the Policy.

6. Term. This Agreement shall remain in effect as long as the Board of Trustees of each Fund (including a majority of the directors who are not “interested persons,” as defined by Section 2(a)(19) of the Act) makes the annual determinations respecting the Policy required under Rule 17d-1(d)(7), and annually approves the renewal of the Policy.

7. Amendments. This Agreement may be modified or amended only by a writing executed by all of the Parties.

8. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

9. No Assignment. This Agreement is not assignable.

10. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the notified Party as follows:

Sandhya Ganapathy

Privacore Capital Advisors, LLC

1411 Broadway

New York, NY 10018

11. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed and delivered shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the day and year first above written.

Privacore PCAAM Alternative Growth Fund

By:
Name:
Title:

Privacore PCAAM Alternative Income Fund

By:
Name:
Title:

Privacore Capital Advisors, LLC

By:
Name:
Title: